Exhibit 99.1

PRESS RELEASE

AerCap Holdings N.V. Announces

Third Quarter 2011 Transactions

Amsterdam, The Netherlands; October 13, 2011 - AerCap Holdings N.V. (“AerCap,” “the Company”, NYSE: AER) today announced the completion of the following transactions during the third quarter 2011:

•                  Signed new lease agreements for five aircraft,

•                  Delivered nine aircraft under lease agreements,

•                  Purchased four aircraft, and

•                  Sold six aircraft, and signed contracts for the sale of one aircraft from our managed portfolio.

The above excludes transactions completed by AerCap’s wholly-owned subsidiary AeroTurbine, which was sold to International Lease Finance Corporation (ILFC) on October 7, 2011.

	Third Quarter 2011*			Year to Date 2011*
Transaction Overview	Owned	Managed	Total	Owned	Managed	Total
Lease Agreements
Aircraft (Contracts)	5	—	5	18	1	19
Aircraft (Letters of Intent)	5	—	5	5	—	5
Deliveries
Aircraft	9	—	9	26	1	27
Engines	—	—	—	2	—	2
Purchases
Aircraft (Closed)	4	—	4	11	—	11
Aircraft (Contract Signed, to be Delivered)	—	—	—	2	—	2
Sales
Aircraft (Closed)	6	—	6	9	2	11
Aircraft (Contract Signed, to be Delivered)	—	1	1	—	5	5

*excludes transactions completed by AeroTurbine

Lease Activities: Contracts Signed for Five Aircraft — Nine Aircraft Delivered

New Lease Agreements

AerCap signed five new lease agreements for aircraft in the third quarter 2011:

•                  Two new Boeing 737-800s for American Airlines (United States),

•                  Two new Boeing 737-800s for Garuda (Indonesia), and

•                  One Airbus A320 for Fly Aruba (Aruba).

The average term of lease agreements for new aircraft signed year-to-date during 2011 was 150 months. The average term of lease agreements for used aircraft signed year-to-date during 2011 was 80 months (including letters of intent).

Deliveries

AerCap completed nine aircraft deliveries in the third quarter under contracted lease agreements:

•                  One new Airbus A330 for Virgin Atlantic Airways (United Kingdom),

•                  One new Airbus A330 for Sichuan Airlines (China),

•                  Two new Boeing 737-800s for American Airlines (United States),

•                  One Airbus A319 for Aircompany Tatarstan (Russia),

•                  One Airbus A320 for Garuda (Indonesia),

•                  One Airbus A320 for Interjet (Mexico),

•                  One Airbus A320 for Fly Aruba (Aruba), and

•                  One Airbus A319 for Avianca (Colombia).

Purchase Activities: Purchases Closed for Four Aircraft

During the third quarter, AerCap acquired two new Airbus A330s under existing commitments with Airbus and entered into a purchase-leaseback arrangement with American Airlines to finance up to thirty-five Boeing 737-800 aircraft, two of which were acquired during the third quarter.

Sales Activities: Six Aircraft Sold — Agreement for One Aircraft Executed

During the third quarter, AerCap closed sales transactions for three Airbus A320s, one Airbus A330, one Boeing 737-300, and one Boeing 757-200.

In addition to the completed sale transactions, AerCap executed an agreement for the sale of one Boeing 757-200 from its managed portfolio.

Debt Facilities: Total of $1.1 Billion Completed Year-To-Date

In the third quarter, AerCap closed four different facilities totaling approximately $0.2 billion. These facilities provided long term financing for three aircraft, and a Pre-Delivery-Payment facility covering a further four aircraft delivering in 2012 and 2013.

Portfolio Summary

As of September 30, 2011, AerCap’s portfolio consisted of 359 aircraft and 8 engines that were either owned, on order, under contract or letter of intent, or managed.

The transaction information above excludes transactions completed by AeroTurbine during the third quarter and year to date, the portfolio information excludes all engines and aircraft owned by AeroTurbine at September 30, 2011.

About AerCap

AerCap is the world’s leading independent aircraft leasing company. AerCap is headquartered in The Netherlands and has offices in Ireland, the United States, China, Singapore, the United Arab Emirates and the United Kingdom.

This press release may contain forward-looking statements that involve risks and uncertainties. In most cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, “potential” or “continue” or the negative of such terms or similar terminology.  Such forward-looking statements are not guarantees of future performance and involve significant assumptions, risks and uncertainties, and actual results may differ materially from those in the forward-looking statements.

For Media:	For Investors:
Frauke Oberdieck	Peter Wortel
Tel. +31 20 655 9616	Tel. +31 20 655 9658
foberdieck@aercap.com	pwortel@aercap.com